UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CORMEDIX INC.

Common Stock, par value $0.001 per share
(Title of Class of Securities)

21900C100
CUSIP Number

December 3, 2010
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 4 Pages

SCHEDULE 13G

CUSIP No. 21900C100

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

LINDSAY A. ROSENWALD, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power:
577,154
Number of
Shares
Beneficially	6	Shared Voting Power:
Owned by		0
Each
Reporting
Person	7	Sole Dispositive Power:
With		577,154

	8	Shared Dispositive Power:
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
577,154

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11	Percent of Class Represented By Amount in Row (9)

5.0%

12	Type of Reporting Person *

IN

* see instructions before filling out

Item 1(a)	Name of Issuer:

CorMedix Inc., a Delaware corporation (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

745 Route 202-206, Suite 303
Bridgewater, New Jersey  08807
Item 2(a)	Name of Person Filing:

Lindsay A. Rosenwald, M.D. (the "Reporting Person").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Paramount BioSciences, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

Item 2(c)	Citizenship:

United States.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

21900C100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Reporting Person beneficially owned 577,154 shares of the Issuer’s Common Stock, consisting of (i) 382,257 shares of Common Stock held directly by the Reporting Person; (ii) warrants to purchase 103,400 shares of Common Stock held directly by the Reporting Person; (iii) 60,998 shares of Common Stock held by Paramount Biosciences, LLC, of which the Reporting Person is sole member; and (iv) warrants to purchase 30,499 shares of Common Stock held by Paramount Biosciences, LLC, of which the Reporting Person is the sole member.

Item 4(b)	Percent of Class:

See Item 11 of the cover page.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	Please see Item 5 of the cover page.
(ii)	Shared power to vote or to direct the vote	Please see Item 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of	Please see Item 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of	Please see Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 9, 2010

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.